CHINA SXT PHARMACEUTICALS, INC. Investor Presentation September 2018 1 Filed Pursuant to Rule 433 Issuer Free Writing Prospectus Dated September 27, 2018 (To Preliminary Prospectus dated September 17 , 2018) Registration Statement No. 333 - 221899

Forward Looking Statement This presentation includes statements that are, or may be deemed, "forward - looking statements." In some cases these forward - look ing statements can be identified by the use of forward - looking terminology, including the terms "believes," "estimates," "anticipate s," expects," "plans," intends," "may," "could," "might," "will," "should," "approximately," "potential," or in each case, their neg ative or other variations thereon or comparable terminology, although not all forward - looking statements contain these words. They appear in a number of places throughout this presentation and include statements regarding our intentions, beliefs, projections, outlook, an alyses or current expectations concerning, among other things, the pharmaceutical market, particularly the Traditional Chinese Medicine Pi eces (TCMP) market, in China, the prospects of our TCMP business as stated herein. By their nature, forward - looking statements involve risks and uncertainties because they relate to events, competitive dynamics, and regulatory developments and depend on the economic circumstances that may or may not occur in the future or may occur on long er or shorter timelines than anticipated. Although we believe that we have a reasonable basis for each forward - looking statement conta ined in this presentation, we caution you that forward - looking statements are not guarantees of future performance and that our actual r esults of operation, financial condition and liquidity, and the development of the industry in which we operate may differ materiall y f rom the forward - looking statements contained in this presentation as a result of, among other factors, the factors referenced in the "Ri sk Factors" section of the prospectus contained in the Amendment No. 7 to our Registration Statement of Form F - 1 filed with the Securities and Exchanged Commission on September 17, 2018, for our proposed initial public offering (the "Registration Statement"). In a ddi tion, even if our results of operation, financial conditions and liquidity, and the development of the industry in which we operate are consistent with the forward - looking statements contained in this presentation, they may not be predictive of results or developments in fut ure periods. Any forward - looking statement that we make in this presentation speaks only as of the date of such statement, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this presentation. You should read carefully the factors described in the "Risk Factors" section of the prospectus contained in the Registration St atement to better understand the risks and uncertainties inherent in our business and any forward - looking statements. 2

Free Writing Prospectus Statement

China SXT Pharmaceuticals, Inc.

This presentation highlights basic information about us and the offering. Because it is a summary, it does not contain all of the information that you should consider before investing.

We have filed a Registration Statement (including a prospectus) with the SEC for the offering to which this presentation relates. The Registration Statement has not became effective yet. Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. The preliminary prospectus, dated September 17, 2018, is available on SEC Website at: https://www.sec.gov/Archives/edgar/data/1723980/000114420418049635/tv502919_f1a.htm.

Alternatively, we or any selling agent participating in the offering will arrange to send you the prospectus if you contact Boustead Securities, LLC, email: offerings@boustead1828.com or by calling +1 (949) 502-4409 or standard mail at Boustead Securities, LLC, Attn: Equity Capital Markets, 6 Venture, Suite 325, Irvine, CA 92618, USA.

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Table of Content 1 2 3 4 5 6 IPO Summary Company Introduction Business Overview Industry Analysis Investment Highlights and Valuation Financials 4

IPO Summary Issuer China SXT Pharmaceuticals, Inc . Security Ordinary shares Ticker NasdaqCM : SXTC Pre - IPO Shares Outstanding 20 , 000 , 000 Number of Shares Offered 2 , 500 , 000 ~ 4 , 125 , 000 (including over - subscription of up to 375 , 000 ) Post - IPO Shares Outstanding 22 , 500 , 000 ~ 24 , 125 , 000 (including over - subscription of up to 375 , 000 ) Offering Price per Share $ 4 . 00 Gross Proceeds $ 10 , 000 , 000 ~ $ 16 , 500 , 000 Post - IPO Valuation $ 90 . 0 ~ 96 . 5 millions Use of Proceeds (i) Expand manufacturing facility 30% (ii) Recruit additional employees 20% (iii) Research and development of new drug candidates 20% (iv) General working capital 30 % Underwriters Boustead Securities, LLC IPO Date Q 4 2018 (Est . ) 5

IPO Service Providers Investor Relations Underwriter Auditor Issuer Counsel Underwriter Counsel 6

Company Overview 2005 1739 460 o Over 13 years of operating history since 2005 o Recognized brand (“ SuXuanTang ”, or “ 苏轩堂 ”) in Eastern China with over 270 years history since 1739 o Over 460 TCMP products (including 13 Advanced TCMPs, 20 Fine TCMPS and 427 Regular TCMPs.) Based in Taizhou City, Jiangsu Province, China SXT Pharmaceuticals, Inc. (“China SXT”) is a specialty pharmaceutical company focusing on the research, development, manufacture, marketing and sales of Traditional Chinese Medicine Pieces (TCMPs). 7

Corporate Structure 2005 2017 Jun: • Jiangsu Suxuantang Pharmaceutical Co., Ltd (“Taizhou Suxuantang ” ) incorporated Jul: • China SXT Pharmaceuticals, Inc. incorporated in the British Virgin Islands • China SXT Group Limited (“SXT HK”) incorporated in Hong Kong Oct: • Taizhou Suxuantang Biotechnology Co. Ltd. (“WFOE”) incorporated in China 8

Management Feng Zhou Chairman & CEO • CEO and director since July, 2017 • CEO of Suxuantang, our VIE Entity, from May, 2017 to February, 2018 • Associate manager of Suxuantang f rom January 2015 to May 2017 • Graduated from Logistical Engineering University of PLA and majored in Business Administration Yao Shi CFO • CFO since March, 2017 • More than 20 years of experience in auditing and accounting • CFO and Chief Manager of Guotaijiahe Insurance Co. Ltd. from July 2006 to March 2017 • CFO of Amway China - North China Branch from November 1996 to June 2009 • MBA from Victoria University; Bachelor degree from Changchun University of Science and Technology Dr. Jingzhen Deng CSO & COO • CSO since June, 2013 and COO since March, 2017 • CEO of Suxuantang since February, 2018 • Vice president of Taizhou Suxuantang in June , 2013 and rebuilt its R&D team • 16 years of experiences at university and pharmaceutical companies specializing in Natural Products and new drug discovery in the USA • Doctoral and Master degrees from China Pharmaceutical University; Bachelor of Science from Jiangxi University of Traditional Chinese Medicine 9

Board of Directors

China SKT Pharmaceuticals, Inc.

Jun Zheng

Director

- Will be our director upon closing of this offering
- General Manager at Jiangsu Health Pharmaceutical Investment Management Co., Ltd. from 2016 to 2017
- General Manager at Taizhou Renji Chinese Traditional Medicine Pieces Co., Ltd. from 2013 to 2015
- Department Manager & Deputy General Manager at Taizhou Jiutian Pharmaceutical Co., Ltd. from the 2005 to 2012
- Bachelor's degree from Jiangnan University (Wuxi Light Industry University)

Junsong Li

Independent Director

- Will be our independent director upon closing of this offering
- Over 20 year-experience in the Traditional Chinese Medicine industry
- Researcher of Nanjing TCM University since 2009
- Associate Professor of Nanjing TCM Hospital from 1986 to 2003
- PhD from Shanghai TCM University; Master's Degree in TCM; Bachelor of Arts in TCM from Nanjing TCM University

Dr. Tulin Lu

Independent Director

- Will be our independent director upon closing of this offering
- Professor at Nanjing University of TCM
- the Deputy Director of the department of Processing preparation of TCM at Nanjing University of TCM since 2016
- Executive Deputy Director of TCM Pieces Quality Assurance Specialized Committee of China since 2014
- Chief Director at the co-laboratory of TCM Processing of Ministry of Education of the P. R. China since 2012
- Ph. D, Master of Science, and Bachelor of Science degrees from Nanjing University of TCM

Wenwei Fan

Independent Director

- Will be our independent director upon closing of this offering
- Partner of a Chinese Certified Public Accountant firm, Beijing Huashen Accounting Firm
- Worked at ShiyongZhonghe Accounting firm, which was acquired by PWC in 2000
- Certified Public Accountant and Certified Tax Agent in China
- Bachelor's degree Jiangsu University of Finance and Economics

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Brand • The “ SuXuanTang ” or “ 苏轩堂” brand has its origin dated back 1739 • Over 270 years of brand history, highly recognized especially in eastern China 11

Product Overview Regular TCMP Products o Manufacture 427 Regular TCMP products listed on China Pharmacopoeia (version 2015) Part I for hospitals and drug stores for treatment of various diseases or as dietary supplement Advanced TCMP Products o TCMP with the highest quality o Require specialized equipment to manufacture o More manufacturing steps to produce than other TCMP products o 2 types of products: o Directly - Oral TCMP o After - Soaking - Oral TCMP Fine TCMP Products o Produce over 20 Fine TCMP products for drug stores and hospitals o Manufactured manually from only high - quality authentic ingredients derived from their regions of origin 12

Products: Fine TCMPs o Produce 20 Fine TCMP products for drug stores and hospitals in China o Manufactured manually with only high - quality authentic ingredients derived from their regions of origin 13

Products: Regular TCMPs o Manufacturing 427 Regular TCMP products listed on China Pharmacopoeia (version 2015) Part I for hospitals and drug stores for the treatment of various diseases or as dietary supplement o Selling directly to hospitals o Diverse portfolio of products and new product pipelines include products used to treat high - incidence and high - mortality medical conditions in China, such as cardiovascular, central nervous system (“CNS”), infectious, and digestive diseases 14

Products: Advanced TCMPs o Manufacturing 13 Advanced TCMP o TCMP with the highest quality o Require specialized equipment to manufacture o More manufacturing steps to produce than other products o 2 types of products: o Directly - Oral TCMP o After - Soaking - Oral TCMP o Novel Advanced TCMP recently cataloged on Pharmaceutical GMP (version 2010) and China Pharmacopoeia (version 2015) Part IV o Take orally without decoction o Significant advantages in terms of preserving the maximum potency and integrity of the TCM ingredients o Safer and easier to use Directly - Oral TCMP o New type of Advanced TCMP defined on China Pharmacopoeia (version 2015) Part IV o Take after soaking with hot water without decoction o Significant advantages in terms of preserving the maximum potency and integrity of the TCM ingredients o Easy to use and store After - Soaking - Oral TCMP 15

Major Products

China SXT Pharmaceuticals, Inc.

Product	Ingredients	Year of Commercial Launch
ChenXiang (powders)	Powders of timbers of *Aquilaria sinensis* containing chromone, triterpenoid, volatile constituents.	2015
SanQiFen (powders)	Powders of roots and rhizomes of *Panax notoginseng* containing ginsenoside and sanchinoside, dencichine, flavonoids, amino acids.	2015
HongQi (pieces)	Dry roots of *Hedysarum polybotrys* containing flavonoids, saponins, polysaccharides.	2015
SuMu (powders)	Powders heartwoods of *Caesalpinia sappan* containing homeisoflavonoid, and triterpenoid compounds.	2015
JiangXiang(powders)	Powder of heartwoods of trunks and roots of *Dalbergia odorifera* containing flavonoid, terpenoid, volatile constituents.	2015
CuYanHuSuo (powders)	Powders of dry tubers of *Corydalis yanhusuo* W.T.Wang containing isoquinoline alkaloids.	2015
XiaTianWu (powders)	Powders of tubers of *Corydalis decumbens* containing isoquinoline alkaloid constituents.	2016
LuXueJing (crystal-like scales)	Dry blood of *Cervus nippon or Cervus elaphus* containing proteins.	2016
XueJie (powders)	Powders of fruit resins of *Daemonorops draco* containing flavanoide, terpenoid, and phlobaphene constituents, and resins.	2016
ChaoSuanZaoRen (powders)	Powders of slight flied seeds of *Ziziphus jujuba* containing flavonoid, saponin, alkaloid compounds.	2016
HongQuMi (grains)	Dry rices that fungi *Monascus purpureus* containing monacolins, monascus pigments, polysaccharides.	2016
ChuanBeiMu (powders)	Powders of bulbus of *Fritilaria cirrhosa* or *F. unibracteata* or *F. przezvalskii* or *F. delavayi* or *F. taipaiensis*, or *F. unibracteata* containing alkaloid, sterol, nucleosides constituents.	2017
HuangShuKuiHua (powders)	Powders of corollas of *Abelmoschus manihot* containing flavonoid and flavone glycoside, polysaccharide constituents, volatile oil, proteins.	2017
WuWeiZi (crude powders)	Ripe fruits of Schisandra chinensis (Turcz.) Baill. containing lignans, volatile constituents, organic acids, sterol, vitamin C, vitamin E.	2018
DingXiang (powders)	Buds of Ewgewia caryophyllata Thunb. containing volatile oil, such aseugenol, beta-caryophyllene, humuleno, chavicol, eugenone; flavonoids, and triterpenoid constituents.	2018

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Product Pipeline

China SXT Pharmaceuticals, Inc.

Pipeline	Ingredients	Indication	Form	Proposed Year of Commercial Launch
RenShen 人参 (powders)	Roots and rhizomes of Panax *ginseng* C. A. Mey. containing panaxosides, such as panaxoside Rg_1, Re, Rb_1, flavonoids, panax polysaccharides, organogermanium.	Cardiogenic shock, fatigue, diabetes, impotence, senility, and asthenic overstrain.	Directly-Oral-TCMP	October, 2018
QingGuo 青果 (crude powders)	Ripe fruits of *Canarium album* Raeusch. containing proteins, organic acids, amyrin, *o,m,p* -cresol, carvacrol, thymol, vitamins, trace elements.	Sore throat, laryngopharyngitis, cough, allergic asthma, diabetes, and intoxication.	After-Soaking-Oral-TCMP	October, 2018
JueMingZi 决明子 (powders)	Mature seeds of *Cassia obtusifolia* L. containing anthraquinones, naphthyl ketones, fatty acids, volatile constituents, daidzein, polysaccharides, amino acids.	High blood pressure and headache, high cholesterol, diabetes, constipation, mouth ulcers, nosebleed.	After-Soaking-Oral-TCMP	November, 2018
ShaRen 砂仁 (powders)	Ripe fruits of *Amomom villosum* Lour. or *A. villosum* var. *xanthioides* T. L. Wu et Senjen or *A. longiligulare* T. L. Wu	volatile constituents, and flavonoids.	After-Soaking-Oral-TCMP	December, 2018

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Production and Facilities GMP - certified facilities Located in Taizhou City • 1,200 square meters for regular TCMP production • 450 square meters for fine TCMP production • 240 square meters for Directly - Oral TCMP and After - Soaking - Oral TCMP production • 250 square meters for TCMP raw materials sterilization facility • 450 square meters for quality control, and research & development centers • 1,100 square meters for storage We have started expanding a new production base to increase production capacity to meet rapidly growing demand for TCMPs since October 2017, which covers a total of 33,300 square meter land. We use 2 unique manufacturing methods: • High - Energy Electron Beam Sterilization Method • Dust - Sucking Thermostatic Pulverizing Technique 18

Customers and Suppliers Suppliers • Long - term relationships with 5 major suppliers in Bozhou city of Anhui province in China • Other major suppliers in Anhui, Qinghai, Gansu and Yunnan Province Customers • Major customers are hospitals, especially TCM hospitals primarily in the Jiangsu and Hubei provinces in China and pharmaceutical wholesalers • End - customer base includes 20 pharmaceutical companies, 58 pharmacies and 65 hospitals in 9 provinces and municipalities in China including Jiangsu, Hubei, Shandong, Guangdong, Xinjiang, Anhui, Henan, Sichuan, and Chongqing Distributors • 4 sales offices and 30 sales representatives covering 9 of China’s major provinces including Jiangsu, Hubei, Shandong, Guangdong, Xinjiang, Anhui, Henan, Sichuan, and Chongqing 5 major suppliers in Bozhou city of Anhui province M ajor customers are hospitals, especially TCM hospitals primarily in the Jiangsu and Hubei provinces 19

R&D o R&D Efforts are led by our CSO/COO Dr. Jingzheng Deng o 14 patent applications submitted, and 8 of which have entered the substantive examination stage o Received 3 awards on the research and development of Directly - Oral TCMP and After - Soaking - Oral TCMP products from China Scientist Forum 20

Patents Application

Product Name	Sub Category	Product Category	Patent Application No.	Application Status
SanQiFen	Directly-Oral	TCMP	CN 201710234868.1	SIPO *Substantive Review Stage
ChenXiangFen	After-Soaking-Oral	TCMP	CN 201710234867.7	SIPO Substantive Review Stage
XiaTianWu	Directly-Oral	TCMP	CN 201710345663.0	SIPO Substantive Review Stage
CuYanHuSuo	Directly-Oral	TCMP	CN 201710355312.8	SIPO Substantive Review Stage
HuangShuKuiHua	Directly-Oral	TCMP	CN 201710345688.0	SIPO Substantive Review Stage
JiangXiangFen	After-Soaking-Oral	TCMP	CN 201710388685.5	SIPO Substantive Review Stage
SuMu	After-Soaking-Oral	TCMP	CN 201710388696.3	SIPO Substantive Review Stage
HongQi	After-Soaking-Oral	TCMP	CN 201710377191.7	SIPO Substantive Review Stage
XueJie	Directly-Oral	TCMP	CN 201810058409.7	Application Accepted by SIPO
ChuanBeiMu	Directly-Oral	TCMP	CN 201810058566.8	Application Accepted by SIPO
LuXueJing	Directly-Oral	TCMP	CN 201810058553.0	Application Accepted by SIPO
ChaoSuanZaoRen	After-soaking	TCMP	CN 201810058914.1	Application Accepted by SIPO
HongQuMi	After-Soaking-Oral	TCMP	CN 201810058924.5	Application Accepted by SIPO

SIPO - State Intellectual Property Office of China

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Honors Taizhou Well - Known Trademark Jiangsu Private Science & Technology Enterprise Talent Introdcution Enterprise Certificate of Taizhou Famous Products 1th Outstanding R & D Article Award Directly - oral and After - soaking - oral TCMPs 2017 Innovation Enterprise Directly - oral and After - soaking - oral TCMPs 2017 Invention Achievements Award 22

Industry Overview Chinese TCMP Market Overview According to China’s Ministry of Industry and Information Technology’s 2016 Pharmaceutical Industry GDP Growth Report: • Major companies in the pharmaceutical industry generated total revenue of $433.36 billion, which was an increase of 9.9% from th e level of 2015. • The TCMP industry had a growth rate of more than 12% for two straight years and its revenue in 2016 was $28.73 billion. 23

Competitive Strength Recognized Brand Name o “Suxuangtang”( 苏轩堂 ), which has over 270 years of history, is a famous TCM brand in Eastern China o Our Fine and Regular TCMP products have been in pharmaceutical markets such as hospitals and drug stores for more than a decade, and received steady and consistent positive feedback from our customers Advanced TCMP Products Permits o Pharmaceutical Manufacturing Permit authorized by Jiangsu FDA o Pharmaceutical Good Manufacturing Practices Certificates authorized by Jiangsu FDA o Scope of TCMP products production: After - Soaking - Oral - TCMPs; Directly - Oral - TCMPs; Fine TCMPs; and Regular TCMPs Strong R&D Capability Experienced Management Team o Many years of pharmaceutical and related industry experience o Extensive experience in research and development, manufacturing, commercialization, and in - licensing and acquisition of companies in China’s TCM industry o A strong research and development team of 15 dedicated researchers o Our R&D Team has successfully developed multiple modernized TCMPs, many of which have already been directly commercialized with our Pharmaceutical Manufacturing Permit and the Pharmaceutical GMP certificate Ready to Use TCMPs o Our innovative Directly - Oral TCMPs and After - Soaking - Oral TCMPs can be easily dissolved or infused in hot water without requiring lengthy preparation 24

Growth Strategy Increase National Recognition • Plan to promote the efficacy and safety profiles of all of our advanced TCMP products to physicians at hospitals and clinics through the efforts of our sales force, independent distributors and educational physician conferences and seminars Introduce Additional Products • Plan to focus on our development capabilities towards expanding our existing portfolio • In steady pace of introducing new products to further strengthen our branded market leadership position in Directly - Oral and After - Soaking - Oral - TCMPs Expand Distribution Network • Intend to expand our reach in the PRC to drive additional growth of our existing and future products • Intend to expand our presence beyond the PRC to international markets by partnering with international pharmaceutical companies in cross - selling our products 25

Investment Highlights 1 Innovative TCMP manufacturer with capabilities in research, development, manufacture, marketing and sales 2 The TCMP market is one of the fastest growing segment of the pharmaceutical industry in China, benefitting from favorable government policies and increasing awareness among consumers 3 Highly recognized brand name in Eastern China with over 270 years of rich history and proven track records with over 13 years of operating history 4 Diversified product portfolio of over 460 TCMP products and strong R&D capability with 13 patents in pending stage 5 Growth expected to accelerate following Nasdaq listing, through new product development, expansion of distribution network and geographical outreach, as well as acquisitions 26

Peer Valuation 27 Price Mkt Cap EV BVPS P/B Company Name Ticker 9/24/18 ($M) 9/24/18 (MRQ) TTM 2018E 2019E TTM 2018E 2019E TTM 2018E 2019E TTM 2018E 2019E (MRQ) China SXT Pharmaceuticals, Inc. SXTC 4.00 $97 $82 $0.75 0.06 NA NA 67.4x NA NA $6.7 NA NA 12.2x NA NA 5.3x China Jo-Jo Drugstores, Inc. CJJD $1.61 $47 $47 $0.65 ($0.62) NA NA NM NA NA $97 NA NA 0.5x NA NA 2.5x Shineco, Inc. TYHT $1.04 $22 ($3) $3.66 $0.56 NA NA 1.9x NA NA $43 NA NA -0.1x NA NA 0.3x Biostar Pharmaceuticals, Inc. BSPM $1.92 $5 $7 ($0.31) $0.18 NA NA 10.7x NA NA $6 NA NA 1.2x NA NA NM China YCT International Group, Inc. CYIG.OB $0.95 $28 $3 $3.49 $0.41 NA NA 2.3x NA NA $69 NA NA 0.0x NA NA 0.3x BeiGene, Ltd. BGNE $166.06 $9,820 $7,540 $22.58 ($5.11) ($10.34) ($11.05) NM NM NM $340 $193 $236 22.2x 39.1x 32.0x 7.4x China Biologic Products Holdings, Inc. CBPO $80.75 $3,110 $2,510 $33.20 $2.06 $5.35 $6.00 $39.20 15.1x 13.5x $423 $440 $485 5.9x 5.7x 5.2x 2.4x Zai Lab Limited ZLAB $18.92 $1,099 $744 $3.97 ($1.63) ($1.77) NA NM NM NA NA NA NA NA NA NA 4.8x BeyondSpring Inc. BYSI $25.75 $597 $540 $0.78 ($2.64) ($2.47) ($1.95) NM NM NM NA NA NA NA NA NA 33.0x Concord Medical Services Holdings Limited CCM $3.06 $133 $486 $2.81 ($1.09) NA NA NM NA NA $35 NA NA 13.9x NA NA 1.1x Sinovac Biotech Ltd. SVA $7.55 $52 $376 $2.64 $0.45 NA NA $16.78 NA NA $174 NA NA 2.2x NA NA 2.9x China Pharma Holdings, Inc. CPHI $0.21 $9 $20 $0.94 ($0.40) NA NA NM NA NA $14 NA NA 1.4x NA NA 0.2x Mean 14.2x 15.1x 13.5x 5.3x 22.4x 18.6x 5.5x Median 10.7x 15.1x 13.5x 1.4x 22.4x 18.6x 2.5x EPS P/E Revenue EV/Revenue

3,719 4,882 7,019 21.4% 47.4% 48.5% 0.0% 10.0% 20.0% 30.0% 40.0% 50.0% 60.0% 70.0% 80.0% 90.0% 100.0% 0 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 FY16 FY17 FY18 Financial Highlights $7.0 Million ▪ Revenue increased by 44% YoY to $7.0 million in FY18 ▪ Gross margin increased by 1.1 percentage point to 48.5% in FY18 compared to FY17 FY18 Revenue $0.06 FY18 EPS EPS Revenue and Gross Margin $thousand 0.007 0.059 0.059 FY16 FY17 FY18 US Dollars Note: FY18 - fiscal year ended March 31, 2018 28

Income Statement (US$ thousands, except per share data) FY16 FY17 FY18 Revenue - third parties 3,63 5 4,150 5,702 Revenue - related parties 84 73 2 1,317 Total revenues 3,71 9 4,88 2 7,019 Cost of revenues (2,92 5 ) (2,5 70 ) (3,618) Gross profit 79 4 2,312 3,401 Selling expenses (151) (144) (512) General and administrative expenses (43 4 ) (565) (1,257) Total operating expenses (58 5 ) (7 10 ) (1,769) Income from operations 209 1,602 1,632 Interest income (expense), net (51) (40) (1) Other income, net 3 1 18 (4) Total other income (expenses), net (20) (2 2 ) (5) Income before income taxes 18 9 1,580 1,628 income tax expenses (47) (395) (440) Net income 14 2 1,185 1,188 Foreign currency translation adjustment (35) (75) 246 Comprehensive income 106 1,1 10 1,433 EPS - basic 0.007 0.059 0.059 EPS - diluted 0.007 0.059 0.059 Note: FY18 - fiscal year ended March 31, 2018 29

Balance Sheet (US$ thousands) As of 3/31, 2016 As of 3/31, 2017 As of 3/31, 2018 Cash and cash equivalents 11 6 6 560 Restricted cash - - 98 Notes receivable - - 303 Accounts receivable 1,945 2,74 2 2,603 Inventories 1,35 3 89 1 1,267 Advance to suppliers 36 6 12 8 227 Amounts due from related parties 1,695 1,028 134 Prepayment, receivables and other assets 36 4 51 911 Total current assets 5,73 5 4,905 6,102 PPE, net 430 485 862 Intangible assets, net 41 41 61 Total non - current assets 471 526 1,556 Total assets 6,206 5,431 7,658 Short - term bank borrowings 37 6 302 - Notes payable - - 385 Accounts payable 2,88 8 1,26 5 2,407 Advance from customers 54 4 58 6 293 Amounts due to related parties 87 3 56 7 - Accrued expenses and other current liabilities 874 575 416 Income tax payable (recoverable) (91) 29 4 870 Total current liabilities 5,463 3,58 9 4,372 Total liabilities 5,463 3,58 9 4,372 Common stocks 20 20 20 Additional paid - in - capital 1,46 4 1,46 4 1,464 Retained earnings (accrued deficits) (828) 357 1,545 Accumulated other comprehensive income 87 1 2 257 Total shareholders' equity 74 3 1,85 3 3,286 Total liabilities and shareholders' equity 6,206 5,441 7,658 30

Statement of Cash Flows (US$ thousands) FY16 FY17 FY18 Net income 14 2 1,185 1,188 Depreciation of PPE 87 94 123 Amortization of intangible assets 2 5 6 Loss on disposal of PPE 1 1 - - Restricted cash - - - Notes receivable - - (288) Accounts receivable (1,027) (94 3 ) 384 Inventories (57) 384 (274) Advance to suppliers (18 5 ) 2 20 (83) Amounts due from related parties 374 57 2 942 Prepayments, receivables and other assets (215) 296 (810) Notes payable - - 365 Accounts payable (65) (1,472) 967 Advances from customers 54 7 7 9 (332) Amounts due to related parties 10 (266) (579) Accrued expenses and other current liabilities 513 (24 9 ) (204) Income tax payable 46 38 8 520 Net cash provided by (used in) operating activities 182 293 1,920 Purchase of PPE (60) (179) (436) Disposal of PPE 1 - Purchase of intangible assets (37) (7) (21) Amount collected from a shareholder - - - Net cash provided by (used in) investing activities (9 6 ) (186) (1,143) Proceeds of short - term bank borrowings - - - Repayments of short - term bank borrowings (12 9 ) (5 1 ) (314) Proceeds from the IPO - - - Net cash provided by (used in) financing activities (12 9 ) (5 1 ) (314) Effect of exchange rate changes on cash (2) (2) 32 Net change in cash (4 4 ) 54 495 Cash and cash equivalents - EoP 55 11 66 Cash and cash equivalents - BoP 11 6 6 560 31

Thank You Alex Shi , CFO +86 139 5110 0456 IR@sxtchina.com www.sxtchina.com